SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January, 2003

CLAXSON INTERACTIVE GROUP INC.

(Translation of Registrant’s Name into English)

Avenida Melian 2752, C1430EYH, Buenos Aires, Argentina

(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

     (If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.)

CLAXSON INTERACTIVE GROUP INC.
Form 6-K

TABLE OF CONTENTS

Item		Page

Item 1.	Other Events	3

Item 2.	Exhibits	3

Signatures		4

Item 1. Other Events

     A.     On December 19, 2002, the Company issued an announcement that it renegotiated its Chilean syndicated credit facility (the “Modification of Syndicated Debt”). A copy of the announcement is being incorporated herein by reference to the report filed on Form 6-K (No. 02868248) as filed with the Commission on December 24, 2002.

     B.     In connection with the Company’s previously announced Modification of Syndicated Debt, the Company is furnishing the required document as an exhibit to this report on Form 6-K, which is incorporated by reference herein.

Item 2. Exhibits

Exhibit Number	Description

10.2	Amendment to the Syndicated Credit Facility Agreement, dated December 12, 2002, by and among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de Chile, Corpbanca, Scotiabank Sud Americano, BankBoston, N.A. and Deutsche Bank Trust Company Americas. (Previously filed in final form as an exhibit to the same exhibit number to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001)

99.1	Press Release, dated December 19, 2002, announcing the Modification of Syndicated Date. (Incorporated herein by reference to the report filed on Form 6-K (No. 02868248) as filed with the Commission on December 24, 2002)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLAXSON INTERACTIVE GROUP INC.

(Registrant)

Date: January 17, 2003	By: /s/ Roberto Vivo-Chaneton

Name: Roberto Vivo-Chaneton Title: Chief Executive Officer

EXHIBIT INDEX

Exhibit Number	Description

10.2	Amendment to the Syndicated Credit Facility Agreement, dated December 12, 2002, by and among Iberoamerican Radio Holdings Uno Chile S.A., Blaya y Vega S.A. and others, Banco de Chile, Corpbanca, Scotiabank Sud Americano, BankBoston, N.A. and Deutsche Bank Trust Company Americas. (Previously filed in final form as an exhibit to the same exhibit number to the Registration Statement on Form F-4/A (No. 333-13062) as filed with the Commission on April 26, 2001)

99.1	Press Release, dated December 19, 2002, announcing the Modification of Syndicated Date. (Incorporated herein by reference to the report filed on Form 6-K (No. 02868248) as filed with the Commission on December 24, 2002)

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